

Matilda Bruno, BS Pharm. PharmD · 3rd



Vice President of Pharmacy Services

New York City Metropolitan Area · 500+ connections ·

Contact info



PersonalRX - Your Pharmacy. Delivered

Saint John's Univers

Experience



VP of Pharmacy Services

PersonalRX - Your Pharmacy. Delivered.

Sep 2020 – Present · 2 mos

New York City Metropolitan Area

Ensure success of pharmacy operation model as measured by operational, financial and compliance requirements.
Ensure adherence to appropriate processes, methodologies and policies and procedures.
Participates in the strategic planning of budgeting and financing of the pharmacy especially in regard to planning goals for the future.
Lead, develop and cultivate team members.

President

Matbru Consulting, LLC

Feb 2005 – Present · 15 yrs 9 mos

New York City Metropolitan Area

Provide pharmacy consulting services to retail, hospital and specialty pharmacy organizations in regards to regulatory and safety compliance.
Partner with companies providing healthcare cost saving initiatives.

Director of Pharmaceutical Services

ONCOLOGY & HEMATOLOGY

Oct 2019 – Sep 2020 · 1 yr

New York City Metropolitan Area

Managed the day to day operations of the outpati...
Oversaw regulatory operations of the outpatient in...
Assured compliance with all legal and regulatory r...
including Food and Drug Administration, Drug Enf...



Director of Pharmacy Operations

Pascack Valley Medical Center - Hackensack Meri...

Oct 2012 – Jun 2019 · 6 yrs 9 mos

Westwood, NJ

Managed a successful launch/conversion from Pa...
Medical Record – March 2019. Served as Willow P...
department implementation.
Developed and designed brand new pharmacy de...

Director of Pharmacy Operations

Meadowlands Hospital Medical Center

Dec 2010 – Nov 2012 · 2 yrs

Implemented CPOE Carevue - Open Vista comput...
Served as Lead Superuser.
Served as the department leader and role model v...
necessary to deliver pharmaceutical care through...

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Education



Saint John's University

B.S. Pharmacy

Activities and Societies: Lambda Kappa Sigma, SApha

Won "Outstanding Student Achievement Award in All Areas of University Life", The Lemmon Co...



Saint John's University

PharmD, CLinical Pharmacy

Activities and Societies: Rho CHi - Pharmaceutical Honor Society

Skills & Endorsements

Pharmacy · 55



Endorsed by **2 of Matilda's colleagues at Pascack Valley Medical Center**



Pharmacists · 53

Endorsed by **2 of Matilda's colleagues at Pascack Valley Medical Center**

Clinical Research · 49



Endorsed by **Greg Eskinazi, who is highly skilled at this**

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